March 3, 2009

VIA EDGAR AND BY OVERNIGHT MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 7010

Washington, D.C. 20549-7010

RE:	Och-Ziff Capital Management Group LLC

Form 10-Q for the quarterly period ended September 30, 2008

File #1-133805

Dear Mr. Cash:

On behalf of Och-Ziff Capital Management Group LLC, a Delaware limited liability company (the “Company”), this letter responds to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated February 19, 2008 relating to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008. For the convenience of the Staff, each Staff comment is followed by the Company’s response to that comment.

Form 10-Q for the quarterly period ended September 30, 2008

MD&A, Assets under Management and Fund Performance, page 29

Results of Operation, page 31

1.	We have reviewed your response to prior comment one in our letter dated February 3, 2009 and appreciate the additional information you have provided. We continue to believe that you should disclose capital flows on a gross basis in future filings. This information could provide investors with a better understanding of capital inflows and outflows. It will also allow investors to more clearly identify trends or unusual items. To the extent that you have concerns regarding the usefulness of this information, you may also provide supplemental clarifying disclosures outlining those concerns and any other limitations related to this information. We also believe that other performance metrics, such as average net assets under management during each period and the ratio of revenues to average assets under management during each period, would be useful to understanding your results and you should disclose and discuss such measures.

In response to the Staff’s comment, the Company undertakes to disclose capital flows on a gross basis in future filings. In further response to the Staff’s comment, the Company will also disclose and discuss average net assets under management and the ratio of revenues to average assets under management during each period.

Och-Ziff Capital Management Group LLC

March 3, 2009

Critical Accounting Policies and Estimates, page 40

Income Taxes, page 43

2.	We note your response to prior comment two. Please revise future filings to also address the following:

•	Disclose and discuss the growth rate in assets under management that you need to achieve to fully realize your deferred tax assets;
•

Address how your estimates of future taxable income are impacted by assumptions you have related to future incentive income. In this regard, we note from previous correspondence that you may not generate incentive income in 2009 because of high-water marks set in 2008.

•	Provide a sensitivity analysis regarding how decreases in your growth rate and taxable income would impact your deferred tax assets.

In response to the Staff’s comment, the Company undertakes to disclose and discuss in its annual report on Form 10-K for the year ended December 31, 2008, and in future filings as appropriate, the current estimate of long-term minimum compound annual growth rate in assets under management required for the Company to fully realize its deferred tax asset as well as the impact on estimated future taxable income of the Company’s assumptions related to incentive income, substantially as set forth below. In light of this disclosure, which will set forth estimated floors relating to the Company’s future growth in assets under management and incentive income required to realize its deferred tax asset, the Company respectfully advises the Staff that it does not currently believe a sensitivity analysis would provide meaningful information. If the taxable income or growth rate estimates or underlying assumptions change such that a sensitivity analysis would be relevant, the Company undertakes to provide such disclosure together with the changed estimates.

Income Taxes

We use the asset and liability method of accounting for deferred income taxes pursuant to Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (“SFAS 109”). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the carrying amounts of existing assets and liabilities and their respective tax bases. Under SFAS 109, a valuation allowance is established when management believes it is more likely than not that a deferred tax asset will not be realized.

Substantially all of our deferred tax asset relates to the goodwill and other intangible assets deductible for tax purposes by Och-Ziff Corp that arose in connection with the purchase of Och-Ziff Operating Group A Units from our founding owners with proceeds from the Offerings and from subsequent payments to our founding owners made under the tax receivable agreement. In accordance with relevant provisions of the Internal Revenue Code, we expect to take these goodwill and other intangible deductions over the 15-year period following the Offerings and the additional 20-year loss carryforward period available to us. Our analysis of whether we expect to have sufficient future taxable income to realize these deductions is based solely on estimates over this period.

We generated taxable income in the amount of $73.5 million in 2008 before taking into account deductions related to the amortization of the goodwill and other intangible assets. We determined that we would need to generate taxable income of at least $2.2 billion over the remaining 13-year amortization period and the additional 20-year loss carryforward period available to us in order to fully realize the deferred tax asset. In this regard, Reorganization expenses, allocations to non-equity partners and profit sharing expenses are considered permanent book to tax differences and, therefore, do not impact taxable income. Accordingly, while we reported net losses on a U.S. GAAP basis in 2007 and 2008, and expect to continue to report a U.S. GAAP net loss through 2012, we

Och-Ziff Capital Management Group LLC

March 3, 2009

generated income on a tax basis over these prior periods and, as of December 31, 2008, using the estimates and assumptions discussed below, we expect to generate sufficient taxable income on a tax basis through 2012 and over the period for which estimates have been prepared in order to fully realize this deferred tax asset.

To generate $2.2 billion in taxable income over the remaining amortization and loss carryforward periods available to us, we estimated that, based on assets under management of $22.1 billion as of January 1, 2009, we would need to generate a minimum compound annual growth rate in assets under management of approximately 1.2% over the period for which the taxable income estimate relates to fully realize the deferred tax asset, assuming no performance-related growth and therefore no incentive income. The assumed nature and amount of this estimated growth rate are not based on historical results or current expectations of future growth; however, the other assumptions underlying the taxable income estimate, such as general maintenance of current expense ratios and cost allocation percentages among the Och-Ziff Operating Group entities, which impact the amount of taxable income flowing through our legal structure, are based on our near-term operating budget. If our actual growth rate in assets under management falls below this minimum threshold for any extended time during the period for which these estimates relate and we do not otherwise experience offsetting growth rates in other periods, we may not generate taxable income sufficient to realize the deferred tax asset and may need to record a valuation allowance. Management regularly reviews the model used to generate the estimates, including the underlying assumptions. If it determines that a valuation allowance is required for any reason, the amount would be determined based on the relevant circumstances at that time. To the extent we record a valuation allowance against our deferred tax asset related to the goodwill and other intangible assets, we would record a corresponding decrease in the liability to our founding owners under the tax receivable agreement equal to 85% of such amount. Therefore, net earnings would only be impacted by 15% of any valuation allowance recorded against the deferred tax asset.

Actual taxable income may be different than the estimate described above, which was prepared solely for the purpose of determining whether we currently expect to have sufficient future taxable income to realize the deferred tax asset. Furthermore, actual or estimated future taxable income may be materially impacted by significant changes in assets under management, whether as a result of fund investment performance or fund investor contributions or redemptions, significant changes to the assumptions underlying our estimates, future changes in income tax law, state income tax apportionment or other factors.

Based on the analysis set forth above, we have determined that it is not necessary to record a valuation allowance with respect to our deferred tax asset related to the goodwill and other intangible assets deductible for tax purposes as of December 31, 2008. We have, however, determined that we may not realize certain deferred tax credits related to our state income taxes. Accordingly, a valuation allowance in the amount of $2.2 million has been established for these credits.

* * * * * *

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Och-Ziff Capital Management Group LLC

March 3, 2009

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need any additional information, or wish to discuss any part of the Company’s responses, please call me at (212) 790-0160 or Rani Doyle at (646) 562-4546.

Very truly yours,

OCH-ZIFF CAPITAL MANAGEMENT GROUP LLC

/s/ Joel Frank
By:	Joel Frank
Title:	Chief Financial Officer, Executive Managing Director and Director

cc:	Securities and Exchange Commission

Tricia Armelin

Anne McConnell

Och-Ziff Capital Management Group LLC

Jeffrey C. Blockinger